Filed Pursuant to
General Instruction II.L of Form F-10
File No. 333-170839
February 22, 2011
PROSPECTUS SUPPLEMENT
(To Base Shelf Prospectus, dated December 9, 2010)
MINEFINDERS CORPORATION LTD.
4,600,000 Common Shares
This prospectus supplement (the “Prospectus Supplement”) relates to up to 4,600,000 common shares (“Warrant Shares”) of Minefinders Corporation Ltd. (“we” or the “Company”) issuable from time to time on exercise of 4,600,000 share purchase warrants issued by the Company on December 11, 2008 (the “Warrants”), and such indeterminate number of additional Warrant Shares that may be issuable by reason of the anti-dilution provisions contained in the indenture governing the Warrants. The Warrants expire on December 31, 2011.
This offering is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference in this Prospectus Supplement and the Prospectus have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. The financial statements of the Company are presented in U.S. dollars.
Prospective investors should be aware that the acquisition, holding or disposition of the Warrant Shares may have tax consequences both in Canada and the United States. This Prospectus Supplement may not describe these tax consequences fully. Prospective investors should consult their own tax advisors with respect to their own particular circumstances.
The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Ontario, Canada, a majority of its officers and directors and some of the experts named in this Prospectus Supplement are residents of Canada, and a substantial portion of the assets of the Company and all or a substantial portion of the assets of said persons are located outside the United States.
NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
Investing in the Common Shares involves risks that are described in the “Risk Factors” section beginning on page 4 of the accompanying short form base shelf prospectus dated December 9, 2010 (the “Prospectus”).
On December 4, 2008, the Company filed two prospectus supplements to its short form base shelf prospectus dated December 1, 2008 (the “2008 Prospectus”) with the securities commission or similar regulatory authority in each of the provinces and territories of Canada (other than the province of Quebec) (the “Commissions”) and to its registration statement on Form F-10 with the United States Securities and Exchange Commission (the “SEC”).

The first prospectus supplement related to an offering (the “Unit Offering”) by the Company to the public in Canada and the United States of units (“Units”), each Unit consisting of one common share of the Company (the “Common Shares”) and one-half of a Warrant. The Unit Offering was completed on December 11, 2008. The exercise price of the Warrants was determined by negotiation between the Company and a syndicate of underwriters (the “Underwriters”).
The second prospectus supplement related to the registration of the Warrant Shares under the U.S. Securities Act (the “2008 Prospectus Supplement”). In connection with the expiry of the 2008 Prospectus, this Prospectus Supplement is being filed to replace the 2008 Prospectus Supplement in order to maintain the registration of the offering of the Warrant Shares under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”) in accordance with the multi-jurisdictional disclosure system adopted by the SEC and the securities commission or similar regulatory authority in each of the provinces and territories of Canada.
The Common Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “MFL” and on NYSE Amex Equities (“Amex”) under the symbol “MFN”. The Warrants are listed on the TSX under the symbol “MFL.WT” On December 17, 2008, the TSX approved the listing of the Warrants and the Warrant Shares. On December 9, 2008, Amex approved the listing of the Warrant Shares, and on December 17, 2008, the TSX approved the listing of the Warrants and the Warrant Shares. On February 18, 2011, the closing sale price of the Common Shares on Amex and the TSX was $10.47 and C$10.35 per share, respectively, and the Closing sale price of the Warrants on the TSX was C$5.60.
This Prospectus Supplement registers the offering of the Warrant Shares under the U.S. Securities Act in accordance with the multi-jurisdictional disclosure system adopted by the SEC and the securities commission or similar regulatory authority in each of the provinces and territories of Canada. This Prospectus Supplement does not qualify the distribution of the Warrant Shares in any of the provinces or territories of Canada.
No underwriter has been involved in the preparation of, or has performed any review of, this Prospectus Supplement or the accompanying Prospectus.
Two of the persons signing the certificate for this Prospectus Supplement on behalf of the Company, namely Robert L. Leclerc and Mark H. Bailey, reside outside of Canada. Although Mr. Leclerc and Mr. Bailey have appointed 152928 Canada Inc., Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 as their agent for service of process in Canada, it may not be possible for investors to enforce judgments obtained in Canada against these persons.
The Company’s head and principal office is located at 2288 – 1177 West Hastings Street Vancouver, British Columbia, V6E 2K3. The Company’s registered and records office is located at Suite 3800 – 200 Bay Street, Toronto, Ontario, M5J 2Z4.

(S-i)

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Warrant Shares issuable upon exercise of the Warrants and also adds to and updates information contained in the accompanying Prospectus. The second part, the accompanying Prospectus, gives more general information, some of which may not apply to the Warrant Shares being offered under this Prospectus Supplement.
You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. If the description of the Warrant Shares varies between this Prospectus Supplement and the accompanying Prospectus, you should rely on the information in this Prospectus Supplement. We have not authorized anyone to provide you with different or additional information. We are not making an offer of the Warrant Shares in any jurisdiction where the offer is not permitted by law. If anyone provides you with any different or inconsistent information, you should not rely on it. You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein contain certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” and similar expressions or the negative thereof or variations thereon. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed or as a development continues. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.
In making the forward-looking statements in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, the Company has made several assumptions that it believes are appropriate, including, but not limited to the assumption that:
•	market fundamentals will result in reasonable demand and prices for silver and gold;
•	the Company will not be subject to any environmental disasters, significant litigation, significant regulatory changes or significant labour disruptions;
•	the advice the Company has received from its consultants and advisors relating to matters such as mineral reserves and mineral resources and environmental requirements is reliable and correct and, in particular, that the models, dilution strategies and mining recovery estimates used to calculate mineral reserves and mineral resources are appropriate and accurate; and

•	financing will be available on reasonable terms.
We cannot assure you that any of these assumptions will prove to be correct.
In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this Prospectus Supplement and the Prospectus should not be considered as a representation by the Company or any other person that the Company’s objectives or plans will be achieved. Certain of the statements made herein and therein by the Company, including those related to future financial and operating performance and those related to the Company’s future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Numerous factors could cause actual results to differ materially from those projected in the forward-looking statements, including those factors that are described or referred to in the section entitled “Risk Factors” in the accompanying Prospectus. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. These future events could impact forward-looking statements contained in this Prospectus Supplement, the Prospectus and in the documents incorporated by reference herein and therein in an unpredictable and possibly detrimental manner. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements made in a document incorporated by reference in this Prospectus Supplement are made as at the date of the original document, and have not been updated by the Company except as expressly provided for in this Prospectus Supplement or the Prospectus. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

The mineral resource and mineral reserve figures referred to in this Prospectus Supplement, the Prospectus and the documents incorporated by reference are estimates and no assurances can be given that the indicated levels of gold or silver will be produced. Such estimates and expressions of judgment are based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates included in this Prospectus Supplement, the Prospectus and the documents incorporated by reference are well established, by their nature, resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL REPORTING STANDARDS
The disclosure in this Prospectus Supplement, the Prospectus and documents incorporated by reference has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC. For example, the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” are used in this Prospectus Supplement, the Prospectus and documents incorporated by reference herein and therein to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors should understand that “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. In addition, the definitions of “proven” and “probable mineral reserves” used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Prospectus Supplement, the Prospectus and any documents incorporated by reference herein and therein containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
PRESENTATION OF FINANCIAL INFORMATION
All dollar amounts referenced, unless otherwise indicated, are expressed in U.S. dollars. Canadian dollars are referred to as “Canadian dollars” or “C$”. On February 21, 2011, the noon exchange rate for one US dollar in terms of the Canadian dollar equalled C$0.9838.
The Company prepares its financial statements in accordance with Canadian GAAP and the Company’s financial statements are subject to Canadian auditing and auditor independence standards. The Company’s financial statements may not be comparable to financial statements of United States companies. In accordance with Item 18 of Form 20-F, information regarding the impact upon the Company’s financial statements of significant differences between Canadian GAAP and United States GAAP is contained in Note 13 to the Company’s revised audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 and in Note 10 to the Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2010 and 2009. See “Documents Incorporated by Reference”.

PLAN OF DISTRIBUTION
This Prospectus Supplement relates to 4,600,000 Warrant Shares issuable from time to time on exercise of 4,600,000 Warrants issued by the Company on December 11, 2008 and such indeterminate number of additional Warrant Shares that may be issuable by reason of the anti-dilution provisions contained in the indenture governing the Warrants. Each whole Warrant will entitle the purchaser to purchase one Common Share for a price of C$5.00 at any time on or prior to 5:00 p.m. (Vancouver time) on December 31, 2011 (the “Expiry Time”).
On December 1, 2008, the Company filed the 2008 Prospectus with the Commissions and a registration statement on Form F-10/A (File No. 333-155590) (the “2008 Registration Statement”) with the SEC relating to the offering by the Company from time to time during the 25 months that the 2008 Prospectus remained valid, and for so long as the 2008 Registration Statement remained effective, of up to US$200,000,000 of Common Shares, warrants, share purchase contracts, or subscription receipts. The 2008 Registration Statement went effective pursuant to Rule 467(a) of the U.S. Securities Act on December 1, 2008.
On December 4, 2008, the Company filed two prospectus supplements with the Commissions, in respect of the 2008 Prospectus, and with the SEC, in respect of the 2008 Registration Statement. The first prospectus supplement related to the offering by the Company to the public in Canada and the United States of Units, each Unit consisting of one Common Share and one-half of a Warrant. In connection with the Unit Offering, the Company entered into an agreement dated December 4, 2008 with certain underwriters, pursuant to which the Company agreed to sell and such underwriters agreed to purchase from the Company 9,200,000 Units at a price of C$4.35 per Unit. The Unit Offering completed on December 11, 2008. The exercise price of the Warrants was determined by negotiation between the Company and the underwriters. The second prospectus supplement –referred to herein as the 2008 Prospectus Supplement — related to the registration of the Warrant Shares under the U.S. Securities Act.
On December 9, 2010, the Company filed the Prospectus with the Commissions and a registration statement on Form F-10/A (File No. 333-170839) (the “Registration Statement”) with the SEC to replace the 2008 Prospectus and the 2008 Registration Statement, respectively. The Prospectus and the Registration Statement permit the offering by the Company from time to time during the 25 months that the Prospectus remains valid, and for so long as the Registration Statement remains effective, of up to US$250,000,000 of Common Shares, warrants, share purchase contracts, subscription receipts or debt securities. The Registration Statement went effective pursuant to Rule 467(a) of the U.S. Securities Act on December 9, 2010.
This Prospectus Supplement replaces the 2008 Prospectus Supplement in order to maintain the registration of the offering of the Warrant Shares under the U.S. Securities Act in accordance with the multi-jurisdictional disclosure system adopted by the SEC and the securities commission or similar regulatory authority in each of the provinces and territories of Canada. This Prospectus Supplement does not qualify the distribution of the Warrant Shares in any of the provinces or territories of Canada.
The Warrant Shares to which this Prospectus Supplement relates will be sold directly by the Company to holders of Warrants on the exercise of such Warrants. No underwriters, dealers or agents will be involved in these sales.
CONSOLIDATED CAPITALIZATION
Other than as set out herein under “Prior Sales”, there have been no material changes in the share capitalization of the Company since September 30, 2010.
As a result of the issuance of Warrant Shares which may be issued upon exercise of the Warrants, the share capital of the Company may increase by up to a maximum of C$23,000,000.

USE OF PROCEEDS
From time to time, when Warrants are exercised, the Company will receive proceeds equal to the aggregate exercise price of such Warrants. Assuming that all of the Warrants are exercised prior to the Expiry Time and that no adjustment based on the anti-dilution provisions contained in the Warrant indenture has taken place, the net proceeds to the Company will be approximately C$23,000,000. The net proceeds from the exercise of Warrants will be used for future expansion and mill construction at the Dolores mine, continued development of the La Bolsa property and working capital and general administrative expenses.
Although the Company intends to use the net proceeds from exercise of the Warrants for the purposes set forth above, we reserve the right to use such net proceeds for other purposes to the extent that circumstances, including unforeseen events, the outcome of further studies and results obtained form the Company’s mineral exploration and other sound business reasons, make such use necessary or prudent
PRICE RANGE AND TRADING VOLUMES
The Common Shares are listed and posted for trading on the TSX under the symbol “MFL” and on Amex under the symbol “MFN”. The following table sets forth the reported high and low sale prices and trading volume of the Common Shares during the 12 months preceding the date of this Prospectus Supplement.

	Toronto Stock Exchange			Amex
	(prices in Canadian dollars)			(prices in U.S. dollars)
2010	High	Low	Volume	High	Low	Volume

February	11.45	9.67	3,392,319	10.69	9.06	7,900,519
March	10.69	9.32	6,510,053	10.38	9.16	10,167,997
April	10.58	9.12	7,100,317	10.46	9.10	12,067,725
May	10.49	8.84	5,695,855	10.21	8.25	14,234,482
June	10.01	9.01	6,303,783	9.85	8.57	13,083,780
July	9.44	8.51	2,913,272	9.02	8.24	7,314,242
August	9.98	8.74	3,381,471	9.39	8.44	6,472,999
September	11.23	9.39	5,118,634	10.88	9.00	16,269,525
October	10.12	8.77	5,621,197	9.94	8.53	10,980,364
November	10.47	8.57	7,438,594	10.35	8.47	17,714,107
December	11.95	9.77	7,120,672	11.88	9.67	15,310,693

2011	High	Low	Volume	High	Low	Volume

January	11.04	9.45	6,051,434	11.24	9.50	12,308,331
February 1- 18	10.66	9.63	3,938,129	10.80	9.65	6,643,660
The closing price of the Common Shares on the TSX and Amex on February 18, 2011 was C$10.35 and $10.47, respectively.
The Warrants are listed and posted for trading on the TSX under the symbol “MFL.WT”. The following table sets forth the reported high and low sale prices and the trading volume of the Warrants during the 12 months preceding the date of this Prospectus Supplement.

	Toronto Stock Exchange
	(prices in Canadian dollars)
2010	High	Low	Volume

February	6.30	5.00	161,840
March	5.66	4.50	540,800
April	5.50	4.34	534,078
May	5.41	4.15	56,700
June	5.10	4.25	170,100
July	4.40	3.70	52,510
August	5.11	4.05	94,390
September	6.32	4.55	168,626
October	5.02	4.02	166,356
November	5.66	3.73	245,300
December	7.06	5.04	371,163

2011	High	Low	Volume

January	6.00	4.69	82,174
February 1-18	5.68	4.72	134,354
PRIOR SALES
In the 12 months prior to the date of this Prospectus Supplement, the Company has issued the following securities:

	Price per Security	Number of Securities
Date of Grant/ Issuance	(C$)	Issued
Common Shares issued on exercise of Warrants:
June 4, 2010	$5.00	750
August 30, 2010	$5.00	400

Stock options granted:
May 19, 2010	$10.02	540,000
August 23, 2010	$9.32	50,000
September 1, 2010	$9.52	50,000

Common Shares issued on exercise of stock options:
January 28, 2010	$9.00	10,000
May 20, 2010	$5.64	10,000

	Price per Security	Number of Securities
Date of Grant/ Issuance	(C$)	Issued
May 27, 2010	$5.64	35,000
June 8, 2010	$5.64	10,000
June 15, 2010	$5.64 (cashless)	4,157
June 16, 2010	$5.64 (cashless)	4,098
June 16, 2010	$5.64	10,000
June 17, 2010	$5.64	50,000
June 17, 2010	$5.64	15,500
June 21, 2010	$5.64 (cashless)	14,584
June 23, 2010	$5.64 (cashless)	14,548
June 24, 2010	$5.64	3,000
July 9, 2010	$5.64 (cashless)	18,782
July 12, 2010	$5.64	10,000
September 21, 2010	$9.00 (cashless)	12,507
September 21, 2010	$9.57 (cashless)	8,549
September 28, 2010	$10.02 (cashless)	1,744
September 28, 2010	$9.76 (cashless)	3,755
December 15, 2010	$10.02	10,000
December 15, 2010	$9.57	15,000
December 15, 2010	$10.58	10,000
December 15, 2010	$9.76	10,000
January 12, 2011	$10.02	20,000
January 12, 2011	$9.76	20,000

Common Shares issued on equity offering:
December 23, 2010	$11.10	13,650,000
Notes convertible into Common Shares:
In October 2006, the Company issued $85 million aggregate principal amount of 4.50% unsecured convertible senior notes maturing December 2011, convertible into Common Shares at 91.9118 shares per $1,000 note (a conversion price of approximately $10.88 per share), or 7,812,500 Common Shares in the aggregate. See the “Capital Structure” section of the Company’s annual information form for the year ended December 31, 2009, which is incorporated herein by reference. See “Documents Incorporated by Reference”.

On November 3, 2010, Minefinders repurchased an aggregate of $32,941,000 of the principal due under the notes maturing December 2011 from two holders of the notes in privately negotiated transactions. In consideration for the purchased notes, Minefinders issued new 4.50% unsecured convertible senior notes due December 15, 2015, in the aggregate principal amount of $36,235,000. After giving effect to the note purchase, $52,059,000 aggregate principal amount of the original $85,000,000 principal amount of notes due December 2011 remains outstanding. The $32,941,000 aggregate principal amount of notes purchased and cancelled was convertible into an aggregate of 3,027,667 Common Shares. The $36,235,000 aggregate principal amount of new notes issued is convertible into an aggregate of 3,027,152 Common Shares. Each $1,000 principal amount of new notes is convertible at the option of the holder into 83.5422 Common Shares, subject to adjustment, representing an initial conversion price of approximately $11.97 per Common Share. In all respects other than conversion amount and due date, the terms of the new notes are substantially similar to the terms of the notes due December 2011.
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a general summary of certain U.S. federal income tax consequences relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Warrant Shares received on the exercise of Warrants under this Prospectus Supplement.
This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Warrant Shares received on the exercise of Warrants. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Warrant Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Warrant Shares received on the exercise of Warrants.
No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Warrant Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.
Scope of this Summary
Authorities
This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between the United States of America and Canada with Respect to Taxes on Income and Capital, signed September 26, 1980, as amended (the “U.S.-Canada Tax Convention”), and U.S. court decisions, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders
For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Warrant Shares acquired pursuant to the offering described in this Prospectus Supplement that is for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the U.S.;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
Non-U.S. Holders
For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Warrant Shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Warrant Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Warrant Shares.
U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, without limitation: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Warrant Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the U.S.-Canada Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Warrant Shares.
If an entity that is classified as a partnership for U.S. federal income tax purposes holds Warrant Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Warrant Shares.

Ownership and Disposition of Warrant Shares
The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”
Distributions on Warrant Shares
A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Warrant Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in its Warrant Shares and thereafter as gain from the sale or exchange of such Warrant Shares. (See “Sale or Other Taxable Disposition of Warrant Shares” below). However, the Company does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Warrant Shares will constitute ordinary dividend income. Dividends received on Warrant Shares will not be eligible for the “dividends received deduction”.
Under proposed legislation, for tax years beginning before January 1, 2013, a dividend paid by the Company to a U.S. Holder who is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if the Company is a “qualified foreign corporation” (“QFC”) and certain holding period requirements for the Warrant Shares are met. The Company generally will be a QFC if (1) the Company is eligible for the benefits of the U.S.-Canada Tax Convention or its shares are readily tradable on an established securities market in the U.S. and (2) the Company is not a “passive foreign investment company (or “PFIC,” as defined below) for the tax year during which it pays a dividend or for the preceding tax year. See the section below under the heading “Passive Foreign Investment Company Rules”.
If a dividend fails to qualify for the preferential tax rates discussed above, it generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.
Sale or Other Taxable Disposition of Warrant Shares
A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Warrant Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Warrant Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Warrant Shares are held for more than one year.
Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations
Receipt of Foreign Currency
The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Warrant Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.
Foreign Tax Credit
Subject to the PFIC rules discussed below, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Warrant Shares generally may elect to deduct or credit such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.
Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source, for foreign tax credit purposes, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Warrant Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.
Backup Withholding and Information Reporting
Certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Warrant Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to a Mark-to-Market or QEF Election under the PFIC rules discussed below.
Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Warrant Shares will generally be subject to information reporting and backup withholding tax, at the applicable rate, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.
Passive Foreign Investment Company Rules
If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain different and generally adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidelines may require.
The Company generally will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (b) 50% or more of the value of its average quarterly assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets. “Gross income” generally means all sales revenues less the cost of goods sold, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.
In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. “Passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.
Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on (a) a distribution on the shares of a Subsidiary PFIC or (b) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.
The Company does not believe that it was a PFIC during the tax year ended December 31, 2010, and based on current business plans and financial expectations, the Company does not believe that it will be a PFIC for the current tax year. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Warrant Shares.

If the Company were a PFIC in any tax year and a U.S. Holder held Warrant Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Warrant Shares and with respect to gain from the disposition of Warrant Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Warrant Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Warrant Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Warrant Shares ratably over its holding period for the Warrant Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.
While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner. U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements necessary for, or that it will make available to U.S. Holders the information such U.S. Holders require to make, a QEF Election with respect of the Company or any Subsidiary PFIC. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Warrant Shares, and the availability of certain U.S. tax elections under the PFIC rules.
LEGAL MATTERS
Certain legal matters relating to the offering of Warrant Shares on exercise of Warrants will be passed upon on behalf of the Company by Stikeman Elliott LLP, Vancouver, British Columbia and by Dorsey & Whitney LLP, Denver, Colorado. At the date hereof, partners and associates of Stikeman Elliott LLP own, directly or indirectly, less than 1% of the securities of the Company or any associate or affiliate of the Company.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 2288 – 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Telephone: (604) 687-6263. These documents are also available electronically at www.sedar.com and at www.sec.gov.
The following documents of Minefinders, which have been filed with securities commissions or similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:
1.	the annual information form of the Company for the year ended December 31, 2009;
2.	the revised audited consolidated financial statements of the Company and the notes thereto for the years ended December 31, 2009, 2008 and 2007, together with the report of the auditors on the audited consolidated financial statements for the years ended December 31, 2009 and 2008, and the report of the auditors relating to the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009;
3.	the report of the former auditors of the Company, BDO Canada LLP, on the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2007;
4.	the management’s discussion and analysis for the audited consolidated financial statements of the Company for the years ended December 31, 2009 and 2008;
5.	the unaudited consolidated financial statements of the Company and the notes thereto for the three and nine months ended September 30, 2010 and 2009;

6.	the management’s discussion and analysis for the unaudited consolidated financial statements of the Company for the three and nine months ended September 30, 2010 and 2009;
7.	the management information circular of the Company for the annual general meeting of shareholders held on May 19, 2010;
8.	the material change report of the Company dated December 30, 2010 announcing the closing of a C$151,515,000 bought deal Common Share offering;
9.	the material change report of the Company dated November 1, 2010 announcing the entering into of agreements for the purchase and cancellation of an aggregate of $32,941,000 principal amount of convertible notes; and
10.	the material change report of the Company dated October 1, 2010 announcing the status of the remediation work on the phase 1 leach pad at the Dolores property.
Any documents of the type referred to above (including material change reports but excluding confidential material change reports), or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101, which are subsequently filed by the Company with the Commissions after the date of this Prospectus Supplement and until all of the Warrant Shares are sold, or until the Expiry Date, shall be deemed to be incorporated by reference into this Prospectus Supplement. These documents are available through the internet on SEDAR at www.sedar.com. In addition, any similar document filed or furnished by the Company with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) after the date of this Prospectus Supplement and until all of the Offered Shares are sold shall be deemed to be incorporated by reference into this Prospectus Supplement and the registration statement of which this Prospectus Supplement forms a part (in the case of any report on Form 6-K, if and to the extent expressly provided in such report).
Any statement contained in this Prospectus Supplement, the Prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement or in the Prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
In addition to the documents specified in the accompanying Prospectus under “Documents Filed as Part of the Registration Statement,” (i) the underwriting agreement dated December 4, 2008 and (ii) the form of Warrant Indenture has been filed with the SEC as part of the Registration Statement.
ADDITIONAL INFORMATION
     The Company has filed with the SEC a registration statement on Form F-10 relating to the Common Shares and other securities of the Company. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information about the Company and the Warrant Shares, please refer to the registration statement.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.
Investors may read any document that the Company has filed with the SEC at the SEC’s public reference room in Washington, D.C. Investors may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. Investors may read and download some of the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. Investors may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.
ENFORCEABILITY OF CIVIL LIABILITIES
The Company’s directors and officers, and some of the experts named in this Prospectus Supplement and the accompanying Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws. The Company has been advised by its Canadian counsel, Stikeman Elliott LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by Stikeman Elliott LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.
The Company filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus Supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Warrant Share under this Prospectus Supplement.

Prospectus Dated December 9, 2010.

MINEFINDERS CORPORATION LTD.

US$250,000,000

Common Shares
Warrants to Purchase Common Shares
Share Purchase Contracts
Subscription Receipts
Debt Securities

Minefinders Corporation Ltd. (“Minefinders” or the “Company”) may offer and issue from time to time any combination of common shares of the Company (“Common Shares”), warrants of the Company to purchase Common Shares (“Warrants”), share purchase contracts of the Company (“Share Purchase Contracts”), subscription receipts of the Company (“Subscription Receipts”) and debt securities of the Company (“Debt Securities”) (all of the foregoing collectively, the “Securities”) up to an aggregate initial offering price of $250,000,000 (or the U.S. dollar equivalent thereof if the securities are denominated in a foreign currency or currency unit) during the 25-month period that this base shelf prospectus (this “Prospectus”), including any amendments hereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”).

The earnings coverage ratio calculated for the 12 months ended December 31, 2009 was less than one to one. See “Earnings Coverage” for more information.

Investing in the Securities involves significant risks. Investors should carefully read the “Risk Factors” section of this Prospectus and of the AIF (as defined herein), which is incorporated herein by reference.

This offering is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. Financial statements incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. The financial statements of the Company are presented in U.S. dollars.

Prospective investors should be aware that the acquisition, holding or disposition of the Securities may have tax consequences both in Canada and the United States. Such consequences for investors who are resident in, or citizens of, Canada or the United States are not described herein. Investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Ontario, Canada, a majority of its officers and directors and some of the experts named in this Prospectus are residents of Canada, and that a substantial portion of the assets of the Company and all or a substantial portion of the assets of said persons are located outside the United States.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of shares offered, the offering price or the manner of determining the offering price, dividend rate, if any, and any other terms specific to the Common Shares being offered; (ii) in the case of Warrants, the offering price, the designation, number and terms of the Common Shares issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the

Warrants are issued and any other specific terms; (iii) in the case of Share Purchase Contracts, the designation, number and terms of the Common Shares to be purchased under the Share Purchase Contract, any procedures that will result in the adjustment of these numbers, the offering price and purchase date or dates of the Common Shares, any requirements of the purchaser to secure its obligations under the Share Purchase Contract and any other specific terms; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares or Warrants, as the case may be, and any other specific terms; and (v) in the case of Debt Securities, the designation, any limit on the aggregate principal amount, the currency or currency unit, the maturity, the offering price, whether payment on the Debt Securities will be senior or subordinated to the Company’s other liabilities and obligations, whether the Debt Securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms of the Debt Securities. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

Warrants will not be offered for sale separately to any member of the public in Canada unless the offering is in connection with, and forms part of, the consideration for an acquisition or merger transaction or unless the Prospectus Supplement describing the specific terms of the Warrants to be offered separately is first approved for filing by each of the securities commissions or similar regulatory authorities in Canada where the Warrants will be offered for sale.

All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus to the extent required by applicable securities laws. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities. The Company may offer and sell Securities to, or through, underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers, or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. Except as set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters or dealers may over-allot or effect any other transactions that are intended to stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Common Shares of Minefinders are listed on the Toronto Stock Exchange (“TSX”) under the symbol “MFL” and on the NYSE Amex Equities (“Amex”) under the symbol “MFN”. Certain common share purchase warrants of the Company are listed on the TSX under the symbol MFL.WT. Unless otherwise specified in a Prospectus Supplement, there is no market through which the Warrants, Share Purchase Contracts, Subscription Receipts and Debt Securities may be sold and you may not be able to resell any Warrants, Share Purchase Contracts, Subscription Receipts and Debt Securities purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. See “Risk Factors”.

The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Company by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to U.S. legal matters.

This Prospectus contains references to both U.S. dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in U.S. dollars. Canadian dollars are referred to as “Canadian dollars” or “C$”. See “Exchange Rate Information”.

In this Prospectus, “Minefinders” and the “Company” refer to Minefinders Corporation Ltd. and, where applicable, its subsidiaries.

The Company’s head and principal office is located at 2288 — 1177 West Hastings Street Vancouver, British Columbia, V6E 2K3. The Company’s registered and records office is located at Suite 3800 — 200 Bay Street, Toronto, Ontario, M5J 2Z4.

Two of the persons signing the certificate for this Prospectus on behalf of the Company, namely Robert L. Leclerc and Mark H. Bailey, reside outside of Canada. Although Mr. Leclerc and Mr. Bailey have appointed 152928 Canada Inc., Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 as their agent for service of process in Canada, it may not be possible for investors to enforce judgments obtained in Canada against these persons.

Investors should rely only on the information contained in or incorporated by reference into this Prospectus and any Prospectus Supplement. The Company has not authorized anyone to provide investors with different information. The Company is not making an offer of the Securities in any jurisdiction where the offer is not permitted. Investors should assume that the information contained in this Prospectus, any Prospectus Supplement and the documents incorporated into this Prospectus and any Prospectus Supplement is accurate only as of the respective dates of the documents in which such information appears. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” and similar expressions or the negative thereof or variations thereon. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed or as a development continues. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this Prospectus should not be considered as a representation by the Company or any other person that the Company’s objectives or plans will be achieved. Certain of the statements made herein by the Company, including those related to future financial and operating performance and those related to the Company’s future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Numerous factors could cause actual results to differ materially from those projected in the forward-looking statements, including those factors that are described or referred to in the section entitled “Risk Factors” in this Prospectus and under the heading “Risk Factors” in the Company’s annual information form for the year ended December 31, 2009 (the “AIF”) and under the heading “Risks and Uncertainties” in the Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2009, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov as exhibits to the Company’s annual report on Form 40-F. See “Documents Incorporated by Reference”. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. These future events could impact forward-looking statements contained in this Prospectus and in the documents incorporated by reference herein in an unpredictable and possibly detrimental manner. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements made in a document incorporated by reference in this Prospectus are made as at the date of the original document, and have not been updated by the Company except as expressly provided for in this Prospectus or any Prospectus Supplement. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

The mineral resource and mineral reserve figures referred to in this Prospectus are estimates and no assurances can be given that the indicated levels of gold or silver will be produced. Such estimates and expressions of judgment are based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates included in this Prospectus are well established, by their nature, resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING
MINERAL REPORTING STANDARDS

The disclosure in this Prospectus and documents incorporated by reference has been, and any Prospectus Supplement will be, prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC. For example, the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” are used in this Prospectus and documents incorporated by reference to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors should understand that “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. In addition, the definitions of “proven” and “probable mineral reserves” used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Prospectus and any Prospectus Supplement containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PRESENTATION OF FINANCIAL INFORMATION

The Company prepares its financial statements in accordance with Canadian GAAP and the Company’s financial statements are subject to Canadian auditing and auditor independence standards. The Company’s financial statements may not be comparable to financial statements of United States companies. In accordance with Item 18 of Form 20-F, information regarding the impact upon the Company’s financial statements of significant differences between Canadian GAAP and United States GAAP is contained in Note 13 to the Company’s revised audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 and in Note 10 to the Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2010 and 2009. See “Documents Incorporated by Reference”.

EXCHANGE RATE INFORMATION

The following table sets forth the high, low, average and end of period exchange rates for the U.S. dollar in terms of Canadian dollars for each of the periods indicated. These rates are based on the noon exchange rates published by the Bank of Canada.

							Nine Months Ended
	Year Ended December 31,						September 30,
	2009		2008		2007		2010		2009

High	C$	1.3000	C$	1.2969	C$	1.1853	C$	1.0778	C$	1.3000
Low	C$	1.0292	C$	0.9719	C$	0.9170	C$	0.9961	C$	1.0613
Average	C$	1.1420	C$	1.0660	C$	1.0748	C$	1.0356	C$	1.1701
Period End	C$	1.0466	C$	1.2246	C$	0.9881	C$	1.0230	C$	1.0672

On December 8, 2010, the noon exchange rate was $1.00 equals C$1.0099.

THE COMPANY

Minefinders is in the business of the mining and development of, and the exploration for, precious and base metal properties. Interests in these properties are held directly and indirectly through exploitation and exploration concessions, leases, options and working interests. The Company’s properties are located in Mexico and the United States. The Company’s principal and only material mineral property interest is the Dolores property, located in Chihuahua, Mexico. A feasibility study for the Dolores property was completed in 2006, followed by capital financing and the purchase of mining and processing equipment. Construction of an 18,000 tonne per day, open pit heap leach mine was started in 2006 and completed during the fourth quarter of 2008. Mining operations began in late 2007 and final commissioning of the plant and processing equipment was completed in the second half of 2008. In addition to constructing an operating open pit heap leach mine, the Company also constructed a 92-kilometer long main access road, a 300-person operations camp including employee housing, water and sanitation systems, and service facilities including an office complex, assay laboratory, maintenance shops and power stations. The Company also constructed community housing and infrastructure for local inhabitants.

On November 17, 2008, the Company announced the first pour of gold and silver doré at the Dolores property. Production exceeding 1.7 million ounces of gold and 64 million ounces of silver is projected over the life of the mine, which is anticipated to extend for more than 15 years.

The Company also has non-material property interests in Sonora, Mexico (the “Sonora Properties”). The Sonora Properties include the La Bolsa gold and silver deposit, the Real Viejo silver prospect and the Planchas de Plata silver prospect, each at various stages of exploration. The Company has other mineral property interests in northern Mexico and in the United States that are in the early exploration stage. More detailed information regarding the Company, its operations and its properties can be found in the AIF and other documents that are incorporated herein by reference. See “Documents Incorporated by Reference”.

In May of 2008, a group claiming to represent the local commune, Ejido Huizopa, commenced an action in agrarian court in Chihuahua, Mexico to annul the surface rights agreement related to the Dolores property and to seek restitution and damages of up to $20 million. The group claimed that the procedures followed by the Company in obtaining the surface rights agreement with the Ejido were improper and the persons claiming to act on behalf of the Ejido were not authorized to enter into the agreement. The Company filed a defense to the action and a counter-claim, with an opinion from Mexican counsel that the original agreement with the Ejido was in good standing, was properly executed, was legally binding and that the claim was without legal merit. After a period of negotiations, the parties agreed by treaty to resolve the conflict, and entered into a settlement agreement dated as of October 25, 2009. The agreement was approved by the agrarian court on March 2, 2010, which confirms that no further conflict exists between the Company and the Huizopa tenants, and recognizes the validity of the November 18, 2006 contract between the Company and the Huizopa tenants; providing legal certainty to the Company for the continuation of mining activities in the area.

RISK FACTORS

An investment in any Securities is speculative and involves a high degree of risk due to the nature of the Company’s business. Before deciding to invest in any Securities, investors should consider carefully the risk factors incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference), those described in a Prospectus Supplement relating to a specific offering of Securities, as well as those described below. See “Documents Incorporated by Reference”. Any of these risks could materially adversely affect the Company’s business, financial condition and results of operations, which could in turn materially adversely affect the value of the Securities. Additional risks and uncertainties not currently known to the Company or that the Company currently considers immaterial may also materially adversely affect the Company’s business, financial condition and results of operations.

There can be no assurance as to the liquidity of the trading market for certain Securities or that a trading market for certain Securities will develop.

There is no public market for the Warrants, Share Purchase Contracts, Subscription Receipts or Debt Securities and, unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to apply for listing of these securities on any securities exchange. If these securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on the market for similar securities, prevailing interest rates and other factors, including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for any Warrants, Share Purchase Contracts, Subscription Receipts or Debt Securities or that a trading market for these securities will develop.

An event of default under the outstanding convertible senior notes would have a material adverse effect on the Company’s business, financial condition and results of operations.

Minefinders has outstanding $52.1 million aggregate principal amount of 4.50% unsecured convertible senior notes due 2011 and $36.2 million aggregate principal amount of 4.50% unsecured convertible senior notes due December 15, 2015. Under the indentures governing the notes, the Company has made various covenants to the trustee on behalf of the holders of the notes, including to make payments of interest and principal when due and, upon undergoing a fundamental change, to offer to purchase all of the outstanding notes. If there is an event of default under the notes, the principal amount of the notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, the Company could lose its properties, including the Dolores property, and the Company’s securityholders could lose their entire investment.

CONSOLIDATED CAPITALIZATION

Other than as set out herein under “Prior Sales”, there have been no material changes in the share capitalization of the Company since September 30, 2010.

As a result of the issuance of Securities which may be distributed under this Prospectus, the share capital of the Company may increase by up to a maximum of $250,000,000.

USE OF PROCEEDS

The net proceeds to Minefinders from the sale of Securities will be set forth in the applicable Prospectus Supplement. The general business objective to be achieved with the proceeds is to increase reserves, resources and production, which the Company intends to accomplish through continuing to: assess and advance the addition of a mill at the Dolores Mine to increase recoveries; assess and develop the addition of an underground mine at the Dolores project; advance exploration at the Company’s primary exploration properties, for example, the La Virginia property; and advance the La Bolsa property to a construction decision while assessing other alternatives for the property, including sale of the property to a third party.

Minefinders intends to use the funds as described above and as set forth in the applicable Prospectus Supplement; however, there may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of Minefinders will have broad discretion in the application of the proceeds of an offering of Securities.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement.

EARNINGS COVERAGE

The earnings coverage set out below has been prepared and included in this Prospectus in accordance with Canadian disclosure requirements. The Company’s interest requirements, including accretion of the convertible note discount and after giving effect to the issue of all long-term financial liabilities since the date of the most recent annual and interim financial statements of the Company, amounted to $11.2 million for each of the 12 months ended December 31, 2009 and the 12 months ended September 30, 2010. The Company’s earnings before interest, accretion and income tax for the 12 months ended December 31, 2009 were $7.3 million, which is 0.65 times the Company’s interest requirements for this period. The dollar amount of additional earnings required to achieve a ratio of 1.0:1.0 for the 12 months ended December 31, 2009 is $3.9 million. The Company’s earnings before interest and income tax for the 12 months ended September 30, 2010 were $14.1 million, which is 1.25 times the Company’s interest requirements for this period.

The earnings coverage ratios do not give effect to the issue of any Securities pursuant to this Prospectus and do not purport to be indicative of earnings coverage ratios for any future periods.

PRICE RANGE AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the TSX under the symbol “MFL” and on Amex under the symbol “MFN”. The following tables set forth the reported high, low and closing sale prices and the daily average volume of trading of the Common Shares during the 12 months preceding the date of this Prospectus.

	Toronto Stock Exchange				NYSE Amex
				Daily Avg.				Daily Avg.
	High	Low	Close	Volume	High	Low	Close	Volume
	(prices in Canadian dollars)				(prices in U.S. dollars)

2009
December	12.29	10.30	10.89	281,700	11.75	9.66	10.30	492,800

				Daily Avg.				Daily Avg.
	High	Low	Close	Volume	High	Low	Close	Volume

2010
January	12.27	9.76	9.82	234,136	11.76	9.11	9.16	424,122
February	11.45	9.67	10.40	178,543	10.69	9.06	9.81	415,817
March	10.69	9.32	9.39	283,046	10.38	9.16	9.26	442,087
April	10.58	9.12	10.19	338,110	10.46	9.10	10.06	574,654
May	10.49	9.08	9.39	284,793	10.21	8.25	8.84	711,724
June	10.01	9.01	9.49	286,536	9.85	8.57	8.91	594,717
July	9.44	8.51	8.85	138,727	9.02	8.24	8.57	348,297
August	9.98	8.74	9.84	161,022	9.39	8.44	9.19	294,227
September	11.23	9.39	10.05	243,744	10.88	9.00	9.81	774,320
October	10.12	8.77	8.96	281,059	9.94	8.53	8.81	522,874
November	10.47	8.57	9.98	338,118	10.35	8.47	9.80	843,529

The closing price of the Common Shares on the TSX and Amex on December 8, 2010 was C$10.85 and $10.84 respectively.

The Company’s outstanding common share purchase warrants are listed for trading on the TSX under the symbol “MFL.WT”. The following table sets out the reported high, low and closing sale prices and daily average volume of trading of the warrants during the 12 months preceding the date of this Prospectus.

	Toronto Stock Exchange
				Daily Avg.
	High	Low	Close	Volume
	(prices in Canadian dollars)

2009
December	7.29	5.74	5.74	5,936

				Daily Avg.
	High	Low	Close	Volume

2010
January	7.34	5.00	5.00	15,123
February	6.25	5.00	5.55	12,449
March	5.66	4.50	4.60	25,752
April	5.50	4.34	5.38	28,109
May	5.41	4.15	4.55	2,984
June	5.10	4.25	4.60	8,100
July	4.40	3.70	4.01	4,039
August	5.11	4.05	5.11	5,552
September	6.32	4.55	5.02	8,875
October	5.02	4.02	4.19	9,242
November	5.66	3.73	5.11	12,265

The closing price of the warrants on the TSX on December 8, 2010 was C$6.02.

DESCRIPTION OF COMMON SHARES

The authorized capital of the Company consists of an unlimited number of Common Shares without par value. The Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up, and the entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the Common Shares at the meetings. Each Common Share carries the right to one vote.

As at December 8, 2010, the Company had a total of 66,010,406 Common Shares issued and outstanding, all of which are fully paid and not subject to any future call or assessment.

DESCRIPTION OF WARRANTS

Subject to applicable securities laws, Warrants may be offered separately or together with other Securities. Warrants will not be offered for sale separately to any member of the public in Canada unless the offering is in connection with, and forms part of, the consideration for an acquisition or merger transaction or unless the Prospectus Supplement describing the specific terms of the Warrants to be offered separately is first approved for filing by each of the securities commissions or similar regulatory authorities in Canada where the Warrants will be offered for sale.

Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent. The Warrant agent will act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The applicable Prospectus Supplement will include details of the Warrant agreements governing the Warrants being offered. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Company with the securities regulatory authorities in Canada and the United States after it has been entered into by the Company.

The particular terms of each issue of Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

•	any minimum or maximum amount of Warrants that may be exercised at one time;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	material United States and Canadian federal income tax consequences of owning the Warrants; and

•	any other material terms or conditions of the Warrants.

As at December 8, 2010 the Company had a total of 4,598,350 warrants outstanding from a December 2008 bought deal financing in which a syndicate of underwriters purchased 9,200,000 units from the Company for sale to the public at a price of C$4.35 per unit. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant entitles the holder to purchase one Common Share, at a price of C$5.00 per Common Share, on or before December 31, 2011.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

The Company may issue Share Purchase Contracts, including contracts obliging holders to purchase from the Company, and the Company to sell to the holders, a specified number of Common Shares, at a future date or dates, or similar contracts issued on a “prepaid” basis. Share Purchase Contracts may include installment receipts. The price per Common Share and the number of Common Shares may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a formula set forth in the Share Purchase Contracts. The Share Purchase Contracts may require either the Common Share purchase price be paid at the time the Share Purchase Contracts are issued or that payment be made at a specified future date. The Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Share Purchase Contracts also may require the Company to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.

The applicable Prospectus Supplement will describe the terms of the Share Purchase Contracts. The description in the Prospectus Supplement will not necessarily be complete, and reference will be made to the Share Purchase Contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the Share Purchase Contracts. As required, material United States and Canadian federal income tax considerations applicable to the holders of the Share Purchase Contracts will also be discussed in the applicable Prospectus Supplement.

Share Purchase Contracts will not be offered for sale to any member of the public in Canada unless the Prospectus Supplement describing the specific terms of the Share Purchase Contracts to be offered is first approved for filing by each of the securities commissions or similar regulatory authorities in Canada where the Share Purchase Contracts will be offered for sale.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

Subscription Receipts may be offered separately or together with Common Shares or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement.

The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. A copy of the subscription receipt agreement relating to an offering of Subscription Receipts will be filed by the Company with securities regulatory authorities in Canada and the United States after it has been entered into by the Company. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered;

•	the procedures for the exchange of the Subscription Receipts into Common Shares or Warrants;

•	the number of Common Shares or Warrants that may be exchanged upon exercise of each Subscription Receipt;

•	the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each security;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	material United States and Canadian federal income tax consequences of owning the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

DESCRIPTION OF DEBT SECURITIES

The Debt Securities will be issued under an indenture to be entered into between the Company as issuer and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement. A copy of the form of the indenture (the “Indenture”) will be filed as an exhibit to Minefinders’ registration statement filed with the SEC. The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. Minefinders will provide particular terms and provisions of a series of Debt Securities, and a description of how the general terms and provisions described below may apply to that series, in a Prospectus Supplement. The following summary may not contain all of the information that is important to the investor. For a more complete description, prospective investors should refer to the Indenture, a final copy of which will be distributed in connection with any distribution of Debt Securities under this Prospectus and the applicable Prospectus Supplement.

The Indenture will not limit the aggregate principal amount of Debt Securities which may be issued under it, and Minefinders may issue Debt Securities in one or more series. Securities may be denominated and payable in any currency. The Company may offer no more than $250,000,000 (or the equivalent in other currencies) aggregate principal amount of

Debt Securities pursuant to this Prospectus. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture will permit the Company, without the consent of the holders of any Debt Securities, to issue additional Debt Securities under the Indenture with the same terms and with the same CUSIP numbers as the Debt Securities offered in that series, provided that such additional Debt Securities must be part of the same issue as the Debt Securities offered in that series for U.S. federal income tax purposes. The Company may also from time to time repurchase Debt Securities in open market purchases or negotiated transactions without prior notice to holders.

The applicable Prospectus Supplement will set forth the following terms relating to the Debt Securities offered by such Prospectus Supplement:

•	the title of the Debt Securities;

•	the total principal amount of the Debt Securities;

•	whether the Debt Securities will be issued in individual certificates to each holder or in the form of temporary or permanent global Debt Securities held by a depositary on behalf of holders;

•	the date or dates on which the principal of and any premium on the Debt Securities will be payable;

•	any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments and whether and under what circumstances any additional amounts with respect to the Debt Securities will be payable;

•	the place or places where payments on the Debt Securities will be payable;

•	any provisions for optional redemption or early repayment;

•	any sinking fund or other provisions that would require the redemption, purchase or repayment of Debt Securities;

•	whether payments on the Debt Securities will be payable in a foreign currency or currency units or another form;

•	the portion of the principal amount of Debt Securities that will be payable if the maturity is accelerated, other than the entire principal amount;

•	events of default by the Company and covenants of the Company;

•	any restrictions or other provisions relating to the transfer or exchange of Debt Securities;

•	any terms for the conversion or exchange of the Debt Securities for other securities of the Company or any other entity; and

•	any other terms of the Debt Securities not prohibited by the Indenture.

Unless otherwise indicated in the applicable Prospectus Supplement, the Company will issue Debt Securities in registered form without coupons, and in denominations of $1,000 and multiples of $1,000. Debt Securities may be presented for exchange and registered Debt Securities may be presented for registration of transfer in the manner set forth in the Indenture and in the applicable Prospectus Supplement, without service charges. The Company may, however, require payment sufficient to cover any taxes or other governmental charges due in connection with the exchange or transfer. Minefinders will appoint the Trustee as security registrar.

Unless otherwise indicated in the applicable Prospectus Supplement, the holders of the Debt Securities will not be afforded protection under the Indenture in the event of a highly leveraged transaction or a change in control of the Company, except in certain specified circumstances.

The Company may issue Debt Securities under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and, in such circumstances, Minefinders will offer and sell those Securities at a discount below their stated principal amount. The Company will describe in the applicable Prospectus Supplement any material Canadian and U.S. federal income tax consequences and other special considerations.

Neither the Company nor any of its subsidiaries will be subject to any financial covenants under the Indenture. In addition, neither the Company nor any of its subsidiaries will be restricted under the Indenture from paying dividends, incurring debt, or issuing or repurchasing its securities.

Any Debt Securities issued by Minefinders will be direct, unconditional and unsecured obligations of the Company and will rank equally among themselves and with all of the Company’s other unsecured, unsubordinated obligations, except to the extent prescribed by law. Debt Securities issued by the Company will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness of the Company’s subsidiaries. As at December 8, 2010, the Company’s subsidiaries had no outstanding indebtedness, other than intercompany indebtedness and trade payables.

The Company may issue Debt Securities and incur additional indebtedness otherwise than through the offering of any Debt Securities pursuant to this Prospectus.

PLAN OF DISTRIBUTION

The Company may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Any issue of Securities may be sold in Canada (except in the province of Quebec), in the United States and/or in jurisdictions outside of Canada and the United States, subject to applicable law. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company from the sale of the Securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in Canadian National Instrument 44-102 — Shelf Distributions. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a reasonable effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Except as set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters or dealers may over-allot or effect any other transactions that are intended to stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

LEGAL MATTERS

Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Company by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to U.S. legal matters. As of the date hereof, the partners and associates of Stikeman Elliott LLP, as a group, own, directly or indirectly, less than 1% of the Common Shares.

INTEREST OF EXPERTS

Information relating to the Company’s mineral properties in this Prospectus and the documents incorporated by reference herein has been derived from reports prepared by Mark H. Bailey, Richard L. Nielsen, Robert L. Sandefur, Chlumsky, Armbrust & Meyer, LLC, William J. Crowl, Donald E. Hulse, Gustavson Associates, LLC, Daniel W. Kappes, Kappes, Cassiday & Associates, Ralph R. Sacrison and David Linebarger, and has been included in reliance on such persons’ expertise. Each of Mark H. Bailey, Richard L. Nielsen, Robert L. Sandefur, William J. Crowl, Donald E. Hulse, Daniel W. Kappes, Ralph R. Sacrison and David Linebarger is a qualified person as such term is defined in NI 43-101 and, with the exception of Mark H. Bailey, who is an employee of the Company, is independent from the Company.

None of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or has received a direct or indirect interest in a property of the Company or any associate or affiliate of the Company.

PRIOR SALES

In the 12 months prior to the date of this Prospectus, the Company has issued the following securities:

	Price per Security	Number of
Date of Grant/Issuance	(C$)	Securities Issued

Common Shares issued on exercise of Warrants:
June 4, 2010	$5.00	750
August 30, 2010	$5.00	400
Stock options granted:
May 19, 2010	$10.02	540,000
August 23, 2010	$9.32	50,000
September 1, 2010	$9.52	50,000
Common Shares issued on exercise of stock options:
January 28, 2010	$9.00	10,000
May 20, 2010	$5.64	10,000
May 27, 2010	$5.64	35,000
June 8, 2010	$5.64	10,000
June 15, 2010	$5.64 (cashless)	4,157
June 16, 2010	$5.64 (cashless)	4,098
June 16, 2010	$5.64	10,000
June 17, 2010	$5.64	50,000
June 17, 2010	$5.64	15,500
June 21, 2010	$5.64 (cashless)	14,584
June 23, 2010	$5.64 (cashless)	14,548
June 24, 2010	$5.64	3,000
July 9, 2010	$5.64 (cashless)	18,782
July 12, 2010	$5.64	10,000
September 21, 2010	$9.00 (cashless)	12,507
September 21, 2010	$9.57 (cashless)	8,549
September 28, 2010	$10.02 (cashless)	1,744
September 28, 2010	$9.76 (cashless)	3,755

Notes convertible into Common Shares:

In October 2006, the Company issued $85 million aggregate principal amount of 4.50% unsecured convertible senior notes maturing December 2011, convertible into Common Shares at 91.9118 shares per $1,000 note (a conversion price of approximately $10.88 per share), or 7,812,500 Common Shares in the aggregate. See the “Capital Structure” section of the AIF, which is incorporated herein by reference. See “Documents Incorporated by Reference”.

On November 3, 2010, Minefinders repurchased an aggregate of $32,941,000 of the principal due under the notes maturing December 2011 from two holders of the notes in privately negotiated transactions. In consideration for the purchased notes, Minefinders issued new 4.50% unsecured convertible senior notes due December 15, 2015, in the aggregate principal amount of $36,235,000. After giving effect to the note purchase, $52,059,000 aggregate principal amount of the original $85,000,000 principal amount of notes due December 2011 remains outstanding. The $32,941,000 aggregate principal amount of notes purchased and cancelled was convertible into an aggregate of 3,027,667 Common Shares. The $36,235,000 aggregate principal amount of new notes issued is convertible into an aggregate of 3,027,152 Common Shares. Each $1,000 principal amount of new notes is convertible at the option of the holder into 83.5422 Common Shares, subject to adjustment, representing an initial conversion price of approximately $11.97 per Common Share. In all respects other than conversion amount and due date, the terms of the new notes are substantially similar to the terms of the notes due December 2011.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are KPMG LLP, Chartered Accountants, of Vancouver, British Columbia (“KPMG”). On June 13, 2008 at the request of the Company, BDO Canada LLP, Chartered Accountants (formerly BDO Dunwoody LLP), of Vancouver, British Columbia (the “Former Auditors”) resigned as the Company’s auditor. Pursuant to the

Business Corporations Act (Ontario), the directors of the Company filled the vacancy in the office of the auditor by appointing KPMG as the Company’s auditor. In compliance with National Instrument 51-102, there were no reportable events, including disagreements, unresolved issues and consultations, between the Company and the Former Auditors or KPMG.

KPMG and the Former Auditors have each advised that they are independent of the Company within the meaning of the Rules of Professional Conduct/Code of Ethics of the Institute of Chartered Accountants of British Columbia and under all relevant professional and regulatory requirements in the United States.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. of Toronto, Ontario.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of Securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations.

The applicable Prospectus Supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any Securities by an investor who is a United States person (within the meaning of the United States Internal Revenue Code).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 2288 — 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Telephone: (604) 687-6263. These documents are also available electronically at www.sedar.com and at www.sec.gov.

The following documents of Minefinders, which have been filed with securities commissions or similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the MD&A for the unaudited consolidated financial statements of the Company for the three and nine months ended September 30, 2010 and 2009;

(b)	the unaudited consolidated financial statements of the Company and the notes thereto for the three and nine months ended September 30, 2010 and 2009;

(c)	the material change report of the Company dated November 1, 2010 announcing the entering into of agreements for the purchase and cancellation of an aggregate of $32,941,000 principal amount of Notes;

(d)	the material change report of the Company dated October 1, 2010 announcing the status of the remediation work on the phase 1 leach pad at the Dolores property;

(e)	the management information circular of the Company for the annual general meeting of shareholders held on May 19, 2010;

(f)	the MD&A for the audited consolidated financial statements of the Company for the years ended December 31, 2009 and 2008;

(g)	the revised audited consolidated financial statements of the Company and the notes thereto for the years ended December 31, 2009, 2008 and 2007, together with the report of the auditors on the audited consolidated financial statements for the years ended December 31, 2009 and 2008, and the report of the auditors relating to the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009;

(h)	the report of the Former Auditors on the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2007; and

(i)	the AIF.

Any documents of the type referred to above (including material change reports but excluding confidential material change reports), or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101, which are subsequently filed by the Company with securities commissions or similar authorities in the relevant provinces or territories of Canada after the date of this Prospectus and until all of the Securities are sold shall be deemed to be incorporated by reference into this Prospectus. These documents are available through the internet on SEDAR at www.sedar.com. In addition, any similar document filed or furnished by the Company with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) after the date of this Prospectus and until all of the Securities are sold shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part (in the case of any report on Form 6-K, if and to the extent expressly provided in such report).

Any statement contained in this Prospectus or in a document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, in this Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained in this Prospectus or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

A Prospectus Supplement containing the specific terms of an offering of Securities, updated disclosure of earnings coverage ratios, if applicable, and other information relating to the Securities, will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

Upon a new annual information form and related annual consolidated financial statements being filed by the Company with the applicable securities regulatory authorities during the duration of this Prospectus, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management’s discussion and analysis, information circulars (to the extent the disclosure is inconsistent) and material change reports filed prior to the commencement of the Company’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the duration of this Prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: the documents listed under “Documents Incorporated by Reference”; the consents of accountants and engineers; the form of the Indenture governing the Debt Securities; and the powers of attorney from the directors and certain officers of the Company. A copy of the form of debt or warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

ADDITIONAL INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information about the Company and the Securities, please refer to the registration statement.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

Investors may read any document that the Company has filed with the SEC at the SEC’s public reference room in Washington, D.C. Investors may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. Investors may read and download some of the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. Investors may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation existing under the Business Corporations Act (Ontario). A majority of the Company’s directors and officers, and some of the experts named in this Prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.